Exhibit 99.1

Ballard to Co-Host 'FCB OLSO18' Fuel Cell Bus Event Being Held April 17th in Oslo, Norway

VANCOUVER and HOBRO, DENMARK, April 13, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) and its subsidiary Ballard Power Systems Europe A/S ("Ballard Europe") today announced that the company is a co-organizer and sponsor of the upcoming FCB OSLO18 fuel cell bus event to be held April 17th at the Nobel Peace Center in Oslo, Norway.

FCB OSLO18 will highlight the competitiveness of fuel cell buses and hydrogen produced from renewable energy for the future of clean, green public transport in Norway and throughout Europe. The event will address how fuel cell buses can be important in the green transition of the transport sector, by reducing emissions and noise pollution in urban centres and by delivering attractive economics for transit agencies.

FCB OSLO18 is being organized by Ballard Europe, Nel Hydrogen, Hexagon, Agility, Norwegian Hydrogen Forum and Hydrogen Valley. At the event these partners will highlight the importance of applying fuel cell buses for the future of clean, green public transport. Moreover, the partners will present current fuel cell bus solutions and show how they represent a compelling alternative to conventional buses.

Jesper Themsen, CEO of Ballard Europe said, "Fuel cell manufacturers, European bus OEMs, hydrogen producers, and infrastructure suppliers are all working together to bring fuel cell electric buses and hydrogen infrastructure to Scandinavian cities and bus operators with an attractive business case."

Ms. Anette Solli, County Mayor Akershus, will open FCB OLSO18. The event will bring together national and international experts to present business cases and lessons learned from fuel cell bus deployments in Norway and other parts of Europe.

FCB OLSO18 will build on the positive experience of the fuel cell bus event – FCB CPH17 – held in September 2017 in Denmark.

For additional details please visit –
http://www.ballard.com/about-ballard/newsroom/events/2018/04/17/default-calendar/fuel-cell-bus-event-olso.

Those interested in attending FCB OLSO18 are requested to email Ballard Power Systems Europe A/S Event Coordinator Nina Caroline Hjorth at– nch@ballardeurope.com.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

View original content:http://www.prnewswire.com/news-releases/ballard-to-co-host-fcb-olso18-fuel-cell-bus-event-being-held-april-17th-in-oslo-norway-300629805.html

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/13/c8485.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 17:19e 13-APR-18